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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

AMENDMENT NO. 3

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

iKang Healthcare Group, Inc.
(Name of the Issuer)

iKang Healthcare Group, Inc.
IK Healthcare Holdings Limited
IK Healthcare Investment Limited
IK Healthcare Merger Limited
Yunfeng Fund III, L.P.
Yunfeng Fund III Parallel Fund, L.P.
Taobao China Holding Limited
Boyu Capital Fund III, L.P.
Lee Ligang Zhang
ShanghaiMed, Inc.
Time Intelligent Finance Limited
Boquan He
Top Fortune Win Ltd.

(Names of Persons Filing Statement)

Class A Common Shares, par value US$0.01 per share

American Depositary Shares, each representing 1/2 Class A Common Shares
(Title of Class of Securities)
 45174L108†
(CUSIP Number)

iKang Healthcare Group, Inc. B-6F, Shimao Tower 92A Jianguo Road, Chaoyang District, Beijing, 100022, People's Republic of China Tel: +86 10 5320 6688	IK Healthcare Holdings Limited IK Healthcare Investment Limited IK Healthcare Merger Limited Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong Tel: + 852 2516 6363
Yunfeng Fund III, L.P. Yunfeng Fund III Parallel Fund, L.P. Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong Tel: + 852 2516 6363	Taobao China Holding Limited 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong Tel: +852 2215 5100

Lee Ligang Zhang
ShanghaiMed, Inc.
Time Intelligent Finance Limited
c/o iKang Healthcare Group, Inc.
B-6F, Shimao Tower
92A Jianguo Road,
Chaoyang District, Beijing, 100022,
People's Republic of China
Tel: +86 10 5320 6688	Boquan He Top Fortune Win Ltd. Unit 3213, Metro Plaza No. 183-187 Tianhe Road (N), Guangzhou, People's Republic of China Tel: +86 20 8755 3248
Boyu Capital Fund III, L.P. Ugland House, 121 South Church Street, Grand Cayman, KY1-1104, Cayman Islands Tel: +1 345 949 8066

             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Kathryn King Sudol, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong Telephone +852 2514 7600	Howard Zhang, Esq. Li He, Esq. Davis Polk & Wardwell LLP 2201, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People's Republic of China Telephone: +86 10 8567 5000	Weiheng Chen, Esq. Jie Zhu, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, Jardine House 1 Connaught Place, Central Hong Kong Telephone: +852 3972 4955

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$1,108,880,678.08	$138,055.64***

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$41.20 for the 26,440,247 issued and outstanding Class A common shares of the issuer subject to the transaction plus (b) the product of 616,094 Class A common shares underlying outstanding and unexercised options multiplied by US$31.72 per share (which is the difference between the US$41.20 per share merger consideration and the weighted average exercise price of US$9.48 per share for the options) ((a) and (b) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018, was calculated by multiplying the Transaction Valuation by 0.0001245.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

***
$137,089.32 of the filing fee was previously paid on the initial filing of this Schedule 13E-3 Transaction Statement on May 30, 2018.

†
This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A common shares.

i

INTRODUCTION

        This Amendment No. 3 to Schedule 13E-3, together with the exhibits hereto ("Amendment No. 3") amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 originally filed on May 30, 2018 and amended by Amendment No. 1 filed on June 22, 2018 and Amendment No. 2 filed on July 16, 2018 (the "Original Transaction Statement", and as further amended by Amendment No. 3, the "Transaction Statement"). This Transaction Statement is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) iKang Healthcare Group, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the Class A common shares, par value US$0.01 per share (each, a "Class A Share" and collectively, the "Class A Shares"), and Class C common shares, par value US$0.01 per share (each, a "Class C Share" and collectively, the "Class C Shares"; and the Class C Shares together with the Class A Shares, the "Shares"), including the Class A Shares represented by the American depositary shares, each representing 1/2 of a Class A Share (the "ADSs"), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) IK Healthcare Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Holdco"); (c) IK Healthcare Investment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Holdco ("Parent"); (d) IK Healthcare Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"); (e) Yunfeng Fund III, L.P., an exempted limited partnership established under the laws of the Cayman Islands ("YF Fund III"); (f) Yunfeng Fund III Parallel Fund, L.P., an exempted limited partnership established under the laws of the Cayman Islands ("YF Fund III Parallel" and together with YF Fund III, "YFC") (g) Taobao China Holding Limited, a company incorporated under the laws of Hong Kong ("Taobao China"); (h) Boyu Capital Fund III, L.P., an exempted limited partnership established under the laws of the Cayman Islands ("Boyu Fund III"); (i) Mr. Lee Ligang Zhang, the chairman of the board of directors and the chief executive officer of the Company ("Mr. Zhang"); (j) Time Intelligent Finance Limited, a company incorporated under the laws of the British Virgin Islands ("Time Intelligent"), which is beneficially owned by Mr. Zhang's family trust; (k) ShanghaiMed, Inc., a company incorporated under the laws of the British Virgin Islands ("ShanghaiMed"), which is wholly-owned by Time Intelligent; (l) Mr. Boquan He, the vice chairman of the board of directors of the Company ("Mr. He"); and (m) Top Fortune Win Ltd., a company incorporated under the laws of the British Virgin Islands ("Top Fortune") (together with Time Intelligent, ShanghaiMed and Mr. He. the "Rollover Shareholders"). Filing Persons (b) through (m) are collectively referred to herein as the "Buyer Group."

        This Transaction Statement relates to the agreement and plan of merger by and among Parent, Merger Sub and the Company, dated as of March 26, 2018 and amended as of May 29, 2018 (such agreement as amended on May 29, 2018, the "original merger agreement") and further amended as of September 25, 2018 (as so amended, the "merger agreement"), pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the "merger").

        Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the proxy statement and the annexes thereto.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

        Except as amended and supplemented in this Amendment No. 3, the information set forth in the Original Transaction Statement remains unchanged.

Item 4    Terms of the Transaction

        Item 4 is hereby amended and supplemented by adding the following:

        On September 25, 2018, Parent, Merger Sub and the Company entered into an amendment No. 2 to the original merger agreement, pursuant to which the Termination Date under the merger agreement is extended from September 26, 2018 to October 31, 2018.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

        Item 5 is hereby amended and supplemented by adding the disclosure under Item 4 above in this Amendment No. 3.

Item 13    Financial Statements

        Item 13 is hereby amended and supplemented by adding the following:

        The audited consolidated financial statements of the Company for the fiscal years ended March 31, 2017 and 2018 are incorporated herein by reference to the Company's Form 20-F for the fiscal year ended March 31, 2018, filed on August 10, 2018 (see page F-1 and following pages).

        The following tables present our selected consolidated financial information for the fiscal year ended March 31, 2018 and as of March 31, 2018, as applicable. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Company's audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review Prospects" in the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2018, which are incorporated herein by reference.

	For the years ended March 31,
Consolidated statements of operations data	2017	2018
	(U.S. dollars in thousands, except per share data)
Net revenues	435,713	563,932
Cost of revenues	262,134	325,656

Gross profit	173,579	238,276

Operating expenses:
Sales and marketing expenses	74,304	96,594
General and administrative expenses	82,783	126,255
Research and development expenses	3,194	3,055

Total operating expenses	160,281	225,904

Income from operations	13,298	12,372
Interest expense	(13,880)	(20,191)
Interest income	939	382
Income/(loss) before provision for income taxes and gain/(loss) from equity method investments	357	(7,437)
Income tax expenses	3,354	6,791

Loss before loss from equity method investments	(2,997)	(14,228)
Loss from equity method investments	(9,547)	(2,448)

Net loss	(12,544)	(16,676)
Less: Net (loss)/income attributable to non-controlling interest	(1,293)	633

Net loss attributable to iKang Healthcare Group, Inc.	(11,251)	(17,309)
Net loss attributable to common shareholders of iKang Healthcare Group, Inc.	(11,251)	(17,309)

Net loss per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	(0.33)	(0.50)
Diluted	(0.33)	(0.50)
Net loss per ADS attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	(0.17)	(0.25)
Diluted	(0.17)	(0.25)

	As of March 31,
Consolidated balance sheet data	2017	2018
	(U.S. dollars in thousands)
Total current assets	219,915	295,379
Total assets	728,491	865,155
Total current liabilities	287,160	440,529
Total liabilities	396,086	485,330
Total iKang Healthcare Group, Inc. shareholders' equity	312,437	355,707
Non-controlling interests	19,968	24,118
Total liabilities and equity	728,491	865,155

  Ratio of Earnings to Fixed Charges

	As of March 31,
	2016	2017	2018
	(unaudited)
Ratio of earnings to fixed charges	6.23	1.03	0.63

  Net Book Value per Share of Our Shares

        The Company's net book value per share as of March 31, 2018 was US$10.94 based on 34,721,539 issued and outstanding Shares as of that date.

Item 15    Additional Information

        Item 15 is hereby amended and supplemented by adding the following:

        On August 20, 2018, an extraordinary general meeting of shareholders of the Company was held at 10:00 a.m. (Beijing time) at B-6F, Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing, the People's Republic of China. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the original merger agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, and the transactions contemplated thereby, including the merger.

        Under Section 7.02(e) of the merger agreement, the obligations of Parent and Merger Sub to consummate the merger and the other transactions contemplated by the merger agreement are subject to the condition that the holders of no more than 15% of the total issued and outstanding shares of the Company have validly served notices of objection under Section 238(2) of the Cayman Islands Companies Law ("Objection Notices") to object to the merger. Prior to the extraordinary general meeting of shareholders, the Company received Objection Notices from holders of the Company's Class A Shares representing, collectively, approximately 32.37% of the total issued and outstanding shares of the Company. As a result, the closing condition under Section 7.02(e) of the merger agreement is not satisfied. The Company has formally requested that Parent and Merger Sub waive this closing condition.

        On September 25, 2018, Parent, Merger Sub and the Company entered into an amendment No. 2 to the original merger agreement, pursuant to which the Termination Date under the merger agreement is extended from September 26, 2018 to October 31, 2018.

Item 16    Exhibits

        Item 16 is hereby amended and supplemented by adding the following:

(a)
-(7)      Press Release issued by the Company, dated July 16, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on July 16, 2018.

(a)
-(8)      Press Release issued by the Company, dated August 14, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 14, 2018.

(a)
-(9)      Press Release issued by the Company, dated August 20, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 20, 2018.

(a)
-(10)    Press Release issued by the Company, dated September 7, 2018, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 7, 2018.

(a)
-(11)    Press Release issued by the Company, dated September 25, 2018, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on September 25, 2018.

(d)
-(12)    Amendment No. 2 to the Agreement and Plan of Merger, dated September 25, 2018, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 25, 2018.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: September 26, 2018

iKang Healthcare Group, Inc.
By:	/s/ RUBY LU
	Name:	Ruby Lu
	Title:	Chairman, Special Committee of the Board of Directors

IK Healthcare Holdings Limited
By:	/s/ HUANG XIN
	Name:	Huang Xin
	Title:	Director

IK Healthcare Investment Limited
By:	/s/ HUANG XIN
	Name:	Huang Xin
	Title:	Director

IK Healthcare Merger Limited
By:	/s/ HUANG XIN
	Name:	Huang Xin
	Title:	Director

Yunfeng Fund III, L.P.
By:	Yunfeng Investment III, Ltd., its general partner
By:	/s/ XIN HUANG
	Name:	Xin Huang
	Title:	Authorized Signatory

Yunfeng Fund III Parallel Fund, L.P.
By:	Yunfeng Investment III, Ltd., its general partner
By:	/s/ XIN HUANG
	Name:	Xin Huang
	Title:	Authorized Signatory

Taobao China Holding Limited
By:	/s/ RICHARD LIN
Name: Richard Lin
Title: Authorized Signatory

Boyu Capital Fund III, L.P.
By:	Boyu Capital General Partner III, L.P., its general partner
By:	Boyu Capital General Partner III, Ltd., its general partner
By:	/s/ LEONG CHU YONG
	Name:	Leong Chu Yong
	Title:	Authorized Signatory

Lee Ligang Zhang
By:	/s/ LEE LIGANG ZHANG
	Name:	Lee Ligang Zhang

ShanghaiMed, Inc.
By:	/s/ LEE LIGANG ZHANG
	Name:	Lee Ligang Zhang
	Title:	Director

Time Intelligent Finance Limited
By:	/s/ LEE LIGANG ZHANG
	Name:	Lee Ligang Zhang
	Title:	Director

Boquan He
By:	/s/ BOQUAN HE
	Name:	Boquan He

Top Fortune Win Ltd.
By:	/s/ BOQUAN HE
	Name:	Boquan He
	Title:	Director